                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)

                         Fortune Industries, Inc. (FFI)
                                (Name of Issuer)

                          Common Stock, par value $0.10
                         (Title of Class of Securities)

                                   34963X 20 0
                                 (CUSIP Number)

                             Robert J. Milford, Esq.
                           Drewry Simmons Vornehm, LLP
                       8888 Keystone Crossing, Suite 1200
                           Indianapolis, Indiana 46240
                                 (317) 580-4848
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 22, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 34963X 20 0                  13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     Harlan M. Schafir
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER:

                        0
    NUMBER OF      -------------------------------------------------------------
     SHARES        8.   SHARED VOTING POWER:
  BENEFICIALLY
    OWNED BY            0
       THE         -------------------------------------------------------------
REPORTING PERSON   9.   SOLE DISPOSITIVE POWER:
      WITH:
                        0
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:

                        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON:

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN
--------------------------------------------------------------------------------

CUSIP No. 34963X 20 0                  13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     John F. Fisbeck
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     Private Loan from Carter M. Fortune
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER:

                        2,316,451
    NUMBER OF      -------------------------------------------------------------
     SHARES        8.   SHARED VOTING POWER:
  BENEFICIALLY
    OWNED BY            384,500
       THE         -------------------------------------------------------------
REPORTING PERSON   9.   SOLE DISPOSITIVE POWER:
      WITH:
                        2,316,451
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:

                        384,500
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON:

     8,552,584
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     81.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN
--------------------------------------------------------------------------------

CUSIP No. 34963X 20 0                  13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     Carter M. Fortune
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     Private Bank Loan
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER:

                        4,811,560
    NUMBER OF      -------------------------------------------------------------
     SHARES        8.   SHARED VOTING POWER:
  BENEFICIALLY
    OWNED BY            384,500
       THE         -------------------------------------------------------------
REPORTING PERSON   9.   SOLE DISPOSITIVE POWER:
      WITH:
                        4,811,560
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:

                        384,500
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON:

     8,552,584
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     81.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN
--------------------------------------------------------------------------------

CUSIP No. 34963X 20 0                  13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     Norman G. Wolcott, Jr.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER:

                        713,751
    NUMBER OF      -------------------------------------------------------------
     SHARES        8.   SHARED VOTING POWER:
  BENEFICIALLY
    OWNED BY            0
       THE         -------------------------------------------------------------
REPORTING PERSON   9.   SOLE DISPOSITIVE POWER:
      WITH:
                        713,751
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:

                        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON:

     8,552,584
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     81.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN
--------------------------------------------------------------------------------

CUSIP No. 34963X 20 0                  13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     Norman G. Wolcott, Jr. as Trustee for the Norman G. Wolcott, Sr. and Lucile
     H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER:

                        285,372
    NUMBER OF      -------------------------------------------------------------
     SHARES        8.   SHARED VOTING POWER:
  BENEFICIALLY
    OWNED BY            0
       THE         -------------------------------------------------------------
REPORTING PERSON   9.   SOLE DISPOSITIVE POWER:
      WITH:
                        285,372
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:

                        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON:

     8,552,584
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     81.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 10 amends the Statement on Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001, August 27, 2001, August 15, 2002, July 25, 2003, October 10, 2003, April 21, 2005 and
September 22, 2005 ("Schedule 13D"), originally filed by David B. McLane, John
F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.10 par value per share ("Common Stock"), of Fortune Industries, Inc. (the "Company"), an Indiana corporation. The Company was formerly known as Fortune Diversified Industries, Inc., which was formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"). The Company's principal offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278. The par value of the Company's Common Stock reflects the Reverse Stock Split of the Company's Common Stock that was implemented on June 2, 2005.

Item 2. Identity and Background.

     (a) This Amendment 10 to Schedule 13D is being filed by Harlan M. Schafir ("Mr. Schafir"), Carter M. Fortune ("Mr. Fortune"), John F. Fisbeck ("Mr. Fisbeck") Norman G. Wolcott, Jr. ("Mr. Wolcott"), individually and as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust (the "Trusts"). Mr. Fisbeck, Mr. Fortune, Mr. Wolcott and the Trusts have been identified as members of a "group" pursuant to
Section 13(d) (3) of the Exchange Act (the "Control Group"). Mr. Schafir has withdrawn from the Control Group as a result of the sale of all of his shares of Company stock and the cessation of his employment as a director and officer of the Company.

     (b) The business address for Messrs. Fisbeck and Fortune is 6402 Corporate Drive, Indianapolis, IN 46278. Mr. Schafir resides at 3026 Lantern Trail Richmond, IN 47374. Mr. Wolcott resides at 25762 Nellie Gail Road, Laguna Hills, CA 92653.

     (c) Mr. Fortune and Mr. Fisbeck are principally employed as officers of the Company. The principal address for the Company is 6402 Corporate Drive, Indianapolis, IN 46278. Neither Mr. Wolcott, not Mr. Schafir are currently employed.

     (d)-(e) During the last five years, no party reporting on this Schedule 13D/A has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All reporting persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or other Consideration.

     Mr. Fortune obtained a commercial bank loan from Fifth Third Bank that was used to purchase 655,000 of Mr. Schafir's shares of Company Common Stock. Mr. Fortune loaned a portion of the proceeds from that bank loan to Mr. Fisbeck, which were used by Mr. Fisbeck to complete his purchase of 655,000 shares of Company Common Stock from Mr. Schafir.

Item 4. Purpose of Transaction.

     Mr. Schafir sold his shares of Company Common Stock in a private sale to Mr. Fortune and Mr. Fisbeck pursuant to certain put rights arising from an Option Agreement related to the acquisition of Professional Staff Management, Inc. ("PSM") by the Company in 2003.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of their membership in the Control Group, Messrs. Fortune, Fisbeck and Wolcott may be deemed the beneficial owners of each other's shares and therefore each may be deemed to be the aggregate beneficial owner of 8,552,584 shares. This amounts to 81.3% of the Company's outstanding shares of Common Stock

     Mr. Schafir does not, subsequent to the sale of all of his shares of Company Common Stock and withdrawal from the Control Group, own any shares of Company Common Stock.

     Individually, Mr. Fortune is the beneficial owner of 6,215,658 shares (59.1%) of the Company's outstanding Common Stock. He is (1) the record owner of 4,811,560 shares, (2) the beneficial owner of 384,500 shares held by Fisbeck-Fortune Development, LLC ("FFD"), an entity in which he is a member, (3) the beneficial owner of 6,250 shares held by an employee of PSM who has informed Mr. Fortune that he intends to sell such shares to Mr. Fortune through exercise of the employee's put rights that arose from the PSM acquisition, (4) the beneficial owner of 14,225 shares that may be put to Mr. Fortune in association with the Asset Purchase Agreement for Magtech Services, Inc. ("Magtech"), and
(5) the beneficial owner of 999,123 shares held by the Trusts and Mr. Wolcott, which Mr. Fortune has notified Mr. Wolcott of his intent to purchase through exercise of his call rights arising from the merger and acquisition of Nor-Cote International, Inc. ("Nor-Cote") by the Company.

     Individually, Mr. Fisbeck is the beneficial owner of 2,721,426 shares (25.9%) of the Company's outstanding Common Stock. He is (1) the record owner of 2,316,451 shares, (2) the beneficial owner of an additional 384,500 shares held by FFD as stated above, (3) the beneficial owner of 6,250 shares held by an employee of PSM who has informed Mr. Fisbeck that he intends to sell such shares to Mr. Fisbeck through exercise of the employee's put rights that arose from the PSM acquisition, and (4) the beneficial owner of 14,225 shares that may be put to Mr. Fisbeck in association with the Magtech Asset Purchase Agreement and a related assignment of certain put obligations from Mr. Fortune to Mr. Fisbeck.

     Mr. Wolcott is the record owner of 713,751 shares of Company Common Stock and the beneficial owner of an additional 285,372 shares as trustee of the Trusts. Mr. Wolcott's individual beneficial ownership amounts to 9.5% of the outstanding Common Stock of the Company.

     (b) Information regarding sole or shared voting or dispositive power for each reporting person is set forth on the cover pages hereto. Mr. Fortune and Mr. Fisbeck share dispositive power, and potentially voting power, with respect to the 384,500 shares of stock held by FFD. As trustee of the Trusts, Mr. Wolcott holds the power to vote and dispose of the shares held by the Trusts.

     (c) Mr. Schafir effected the following transactions with regard to the Company's Common Stock during the sixty (60) days prior to the filing of this
Schedule 13D/A:

TRANSACTION                   AMOUNT OF
    DATE      PURCHASE/SALE     SHARES    UNIT PRICE   METHOD OF TRANSACTION
-----------   -------------   ---------   ----------   ---------------------
11/22/06           Sale        625,000      $ 6.00        Private Put Sale
11/22/06           Sale        625,000      $ 6.00        Private Put Sale
11/22/06           Sale         30,000      $10.00        Private Put Sale
11/22/06           Sale         30,000      $10.00        Private Put Sale

     Mr. Fortune effected the following transactions with regard to the Company's Common Stock during the sixty (60) days prior to the filing of this
Schedule 13D/A:

TRANSACTION                   AMOUNT OF
    DATE      PURCHASE/SALE     SHARES    UNIT PRICE   METHOD OF TRANSACTION
-----------   -------------   ---------   ----------   ---------------------
11/22/06         Purchase      625,000      $ 6.00      Private Put Purchase
11/22/06         Purchase       30,000      $10.00      Private Put Purchase
12/7/06          Purchase       10,000      $10.00      Private Put Purchase
12/15/06         Purchase        4,000      $10.00      Private Put Purchase
12/15/06         Purchase        3,750      $10.00      Private Put Purchase
12/15/06         Purchase        3,500      $10.00      Private Put Purchase
12/15/06         Purchase        2,500      $10.00      Private Put Purchase

     Mr. Fisbeck effected the following transactions with regard to the Company's Common Stock during the sixty (60) days prior to the filing of this
Schedule 13D/A:

TRANSACTION                   AMOUNT OF
    DATE      PURCHASE/SALE     SHARES    UNIT PRICE   METHOD OF TRANSACTION
-----------   -------------   ---------   ----------   ---------------------
11/22/06         Purchase      625,000      $ 6.00      Private Put Purchase
11/22/06         Purchase       30,000      $10.00      Private Put Purchase
12/7/06          Purchase       10,000      $10.00      Private Put Purchase
12/15/06         Purchase        4,000      $10.00      Private Put Purchase
12/15/06         Purchase        3,750      $10.00      Private Put Purchase
12/15/06         Purchase        3,500      $10.00      Private Put Purchase
12/15/06         Purchase        2,500      $10.00      Private Put Purchase

     (e) Mr. Schafir ceased being the record owner of five percent (5%) or more of Company Common Stock on November 22, 2006 upon the sale of his stock to Messrs. Fisbeck and Fortune. Further, as a result of his withdrawal from the Control Group through this filing, Mr. Schafir can no longer be considered to be the beneficial owner of any shares held by the other members of that Control Group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Wolcott and the Trusts are parties to an Option Agreement entered into the 3rd day of July, 2003 by and between Mr. Wolcott, the predecessor to the Trusts, the Company and Mr. Fortune. The Option Agreement contains provisions allowing the sale by Mr. Wolcott and/or the Trusts of shares of the Company's Common Stock to Mr. Fortune through put rights; Mr. Fortune holds reciprocal call rights. The Option Agreement was filed as an exhibit to the Company's Form 8-K filing on the 17th day of July, 2003. Certain rights and obligations under this Option Agreement were subsequently exercised by Fortune Real Estate Development, LLC, the former company name of FFD. Additionally, Mr. Fortune has notified Mr. Wolcott that he intends to exercise his call rights with regard to all of the remaining shares of Company's Common Stock held by Mr. Wolcott and the Trusts.

     Mr. Fortune and Mr. Fisbeck are each obligated under the terms of the Magtech Asset Purchase Agreement and related assignment of put obligations to purchase up to 14,225 shares of Company Common Stock pursuant to put rights held in relation to the Magtech Asset Purchase Agreement.

     Mr. Fortune was originally obligated to purchase up to 40,000 shares of Company Common Stock from current and former employees of PSM through put rights held by those individuals that were contained in their Employee Option Agreements entered into in relation to the acquisition of PSM in October 2003. Mr. Fisbeck was assigned one-half of these put purchase obligations and Mr. Fortune and Mr. Fisbeck were each therefore obligated to purchase up to 20,000 shares of the Company's Common Stock upon exercise by the PSM affiliates of their put rights. Certain of these PSM affiliates exercised their put rights and sold their shares to Messrs. Fortune and Fisbeck, thereby leaving Messrs. Fortune and Fisbeck each with the obligation to purchase up to 6,250 shares of Company Common Stock upon the exercise of the remaining put rights. It is expected that the remaining put option sales will be completed in January of 2007.

Item 7. Material to be filed as Exhibits

EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
Exhibit A     Joint Filing Statement

Exhibit 3.1 Promissory Note by Carter M. Fortune in favor of Fifth Third Bank dated November 20, 2006.

Exhibit 3.2 Promissory Note by John F. Fisbeck in favor of Carter M. Fortune effective November 20, 2006.

Exhibit 6.1   Asset Purchase Agreement by and among Magtech Services, Inc.,
              Magtech Acquisition, Inc., the Shareholders of Magtech Services,
              Inc. and Carter M. Fortune, dated the 1st day of November 2004.

Exhibit 6.2   Employee Option Agreement for PSM Employees.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007


/s/ John F. Fisbeck
--------------------------------------
John F. Fisbeck


/s/ Carter M. Fortune
--------------------------------------
Carter M. Fortune


/s/ Norman G. Wolcott, Jr.
--------------------------------------
Norman G. Wolcott, Jr.


/s/ Norman G. Wolcott, Jr., as Trustee
--------------------------------------
Norman G. Wolcott, Jr., as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust


/s/ Harlan M. Schafir
--------------------------------------
Harlan M. Schafir